U.S. SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549

                          FORM 12b - 25

                   NOTIFICATION OF LATE FILING

        Form 10-QSB For Period Ended: September 30, 2007


    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


Part I - Registrant Information

     Omagine, Inc.
     (formerly Alfa International Holdings Corp.)
     The Empire State Building
     350 Fifth Avenue
     Suite 1103
     New York, N.Y. 10118

Part II - Rules 12b - 25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

Part III - Narrative

Additional time is required to complete the Company's Report on Form 10-QSB, to finalize the September 30, 2007 financial statements and the review of the Report and financial statements by the Company?s independent public accountants and attorney.


Part IV - Other Information

    (1) Name and telephone number of person to contact in regard to this notification

Frank J. Drohan        (212) 563-4141

    (2) Have all other periodic reports under section 13 or
15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify
report(s).      [X] Yes     [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included
in the subject report or portion thereof?    [ ] Yes    [x] No


Omagine, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.





Date: November 13, 2007      /s/Frank J. Drohan
                             __________________
                              Frank J. Drohan
                              Chairman of the Board